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Andrew Hulsh

hulsha@pepperlaw.com

April 21, 2017

VIA EDGAR

Christina Chalk Senior Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549

RE: Sito Mobile Ltd.

PREC14A filed on April 12, 2017

Filed by Stephen D. Baksa, Thomas Candelaria et al File No. 1-37535

Dear Ms. Chalk:

Reference is made to the above-referenced preliminary Consent Solicitation Statement (File No. 1-37535) (the “Consent Solicitation Statement”) filed on April 12, 2017 by Stephen D. Baksa (“Mr. Baksa”), Thomas Candelaria (“Mr. Candelaria”), Michael Durden, ltzhak Fisher, Thomas J. Pallack, Matthew Stecker and Mr. Thomas Thekkathala (collectively, the “Nominating Persons”) with the United States Securities and Exchange Commission (the “Commission”) in connection with our solicitation of written consents from the holders of shares of common stock of SITO Mobile, Ltd., a Delaware corporation (the “Company”).

 This letter is being furnished to you on behalf of the Nominating Persons in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the Commission to the Consent Solicitation Statement, as set forth in your letter dated April 20, 2017 (the “Comment Letter”), to Andrew Hulsh of Pepper Hamilton LLP, counsel to Mr. Baksa.

For convenience of reference, the comments contained in the Comment Letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in the letter, and is followed by the response of the Nominating Persons. Contemporaneous with this submission, the Nominating Persons are filing an amended preliminary consent solicitation statement (“Amended Preliminary Consent Solicitation Statement”) reflecting the responses of the Nominating Persons below.

www.pepperlaw.com

Christina Chalk

April 21, 2017

PREC14A filed April 12, 2017

General

1.	You are seeking removal of all but one of the company’s incumbent directors, Mr. Rosenthal. In an appropriate section of the proxy statement, expand the discussion of why you are not seeking removal of that particular director. We note the statement about his judgment as compared to the other existing directors you seek to remover; but what specific actions or lack thereof by Mr. Rosenthal differentiate him in your mind? How did you come to observe or be aware of these differences? (For example, is there a relationship between Mr. Baksa and Mr. Rosenthal by virtue of the former’s prior service on the board of directors?). Your expanded disclosure should also describe any other affiliations, relationships or understandings (if any) between any participant in this solicitation and Mr. Rosenthal.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have revised the disclosure under the heading “PROPOSAL 3 — REMOVAL OF DIRECTORS” on page 13 of the Amended Preliminary Consent Statement accordingly.

2.	See our last comment above. Update the consent solicitation statement to reflect Sito Mobile’s announcement yesterday that it will not re-nominate Mr. Rosenthal for reelection to the board at the 2017 annual meeting, and that it has appointed Lowell Robinson to temporarily serve on the board.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have revised the disclosure under the heading “PROPOSAL 3 — REMOVAL OF DIRECTORS” on page 13 of the Amended Preliminary Consent Statement, as well as conforming changes throughout the Amended Preliminary Consent Statement and accompanying consent card, accordingly.

3.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site). Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response: The Nominating Persons confirm that they will post their proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and have revised the disclosure under the heading “Important Notice Regarding the Availability of this Consent Statement” on page 20 of the Amended Preliminary Consent Statement accordingly.

4.	See our last comment above. Indicate whether you have furnished a Notice of Internet Availability of Proxy Materials, or whether you intend to rely on Rule 14a-16(n)(2) to provide the material required by the notice in the consent solicitation statement. In the latter case, please revise to provide the required information.

Christina Chalk

April 21, 2017

Response: The Nominating Persons intend to rely on Rule 14a-16(n)(2) and to follow the “full set delivery option” rather than furnishing a Notice of Internet Availability of Proxy Materials. The Nominating Persons have revised the disclosure under the heading “Important Notice Regarding the Availability of this Consent Statement” on page 20 of the Amended Preliminary Consent Statement accordingly.

5.	Throughout the consent solicitation statement and on the proxy card itself, identify those proposals that are conditioned on the adoption of other proposals. For example, it appears that proposal 4 relating to the election of your nominees is necessarily conditioned on the adoption of proposal 3, relating to the removal of all but one of the company’s incumbent directors. This should be prominently clarified in your disclosure where each proposal is described and discussed (rather than only on page 16).

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 3, 6 and 12 of the Amended Preliminary Consent Statement and pages 1 and 2 of the accompanying consent card accordingly to conform to the language under the heading “PROPOSAL 4 — ELECTION OF DIRECTORS” on page 16 of the Amended Preliminary Consent Solicitation.

6.	Consider including a redline section showing the proposed changes to the bylaws, both as compared to the March Amended Bylaws and the bylaws of the company as they existed before the March Amended Bylaws were adopted.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have included a redline comparison of the “Proposed Bylaws” to the “March Amended Bylaws” in Annex III of the Amended Preliminary Consent Statement accordingly. In addition, pages 10-11 include discussion comparing provisions in the Proposed Bylaws to the March Amended Bylaws.

7.	If your consent solicitation is successful, you will gain majority control of the board of directors of Sito. Outline your plans for the company if that occurs. Similarly, if you are successful in gaining minority representation, describe the specific changes you will seek to implement regarding the management and direction of the company.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have revised the disclosure under the heading “PROPOSAL 4 — ELECTION OF DIRECTORS” on page 15 of the Amended Preliminary Consent Statement accordingly.

Christina Chalk

April 21, 2017

Cover Page

8.	Where you state on the cover page who is providing the consent solicitation statement and accompanying gold proxy card, include the names of all of the participants in the solicitation rather than only Messrs. Baksa and Candelaria.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on the Cover Page of the Amended Preliminary Consent Statement accordingly.

If the Consent Solicitation is Successful, Will it Have any Effect on the Material Agreements of the Company?, page 6

9.	Note any payments that may come due pursuant to the company’s employment agreements with executive officers and directors if a change in control of the company occurs because your solicitation results in a change in majority control of the board of directors.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have revised the disclosure under the heading “QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION” on page 7 of the Amended Preliminary Consent Statement accordingly.

How many Shares must Vote in Favor of the Proposals in Order for the Consents to be Adopted and become effective?, page 7

10.	Describe the treatment and effect of abstentions and broker non-votes on the proposals. See Item 21 of Schedule 14A.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have revised the disclosure under the heading “QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION” on page 7 and under the heading “SPECIAL INSTRUCTIONS — Broker Non-Votes and Abstentions” on page 19 of the Amended Preliminary Consent Statement accordingly.

Proposal 2, page 12

11.	Explain why you are seeking to increase the size of the board from five to six people. In addition, discuss how having an even number of board members could affect the decision-making capabilities of the board, particularly if some of the incumbent directors remain on the board, and some of your nominees are also elected.

Response: The Nominating Persons respectfully acknowledge the Staff’s comment and have revised the disclosure under the heading “PROPOSAL 2 — SETTING THE SIZE OF THE BOARD” on page 12 of the Amended Preliminary Consent Statement accordingly.

Christina Chalk

April 21, 2017

* * *

The Nominating Persons acknowledge that:

•                     they are responsible for the adequacy and accuracy of the disclosure in the filing;

•                     staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 808-2741.

Respectfully,

/s/ Andrew Hulsh

Andrew Hulsh, Esq.
Partner